Exhibit 12.1

Ratio of Earnings to Fixed Charges

(in thousands, except ratio computation)

	Year Ended December 31,
	2011	2010	2009	2008	2007
Pretax income from continuing operations before adjustment for noncontrolling interest	$23,207	$8,282	$62,443	$29,630	$37,040

Adjustments
Equity in (income) loss in unconsolidated joint ventures	(4,829)	116	88	(108)	—
Fixed Charges	89,929	82,090	76,400	65,413	71,985
Distributed income of equity investees	1,465	346	371	171	—
Capitalized interest	(2,273)	(2,244)	(1,430)	(2,934)	(3,194)

Earnings as Defined	$107,499	$88,590	$137,872	$92,172	$105,831

Fixed Charges
Interest expense	$84,246	$75,104	$71,229	$62,752	$69,209
Capitalized interest	2,273	2,244	1,430	2,934	3,194
Amortization (accretion) of debt discounts (premiums), net	1,178	2,818	2,221	(1,902)	(2,102)
Amortization of loan fees	2,232	1,924	1,520	1,629	1,684

Fixed Charges	$89,929	$82,090	$76,400	$65,413	$71,985

Ratio of earning to Fixed Charges	1.20	1.08	1.80	1.41	1.47

130